

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Benjamin Clouse
Chief Financial Officer
CrossFirst Bankshares, Inc.
11440 Tomahawk Creek Parkway
Leawood, KS 66211

> **Re: CrossFirst Bankshares, Inc.**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2023**
> **File No. 001-39028**

Dear Benjamin Clouse:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance